January 6, 2014

Via Edgar

Mr. Craig Wilson

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Computer Task Group, Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 001-09410

Dear Mr. Wilson:

We are in receipt of your letter dated December 19, 2013, concerning your request for supplemental information. Your letter requests that the Company respond within ten (10) business days or inform the Staff of when the Company would provide a response. In light of the recent holiday season, the Company respectfully requests an extension until January 13, 2014 to respond. In that regard, the Company is committed to responding to the Comment Letter promptly and intends to provide a response no later than January 13, 2014. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (716) 887-7221.

Sincerely,

/s/ James R. Boldt

James R. Boldt
Chairman and Chief Executive Officer